UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  333-127703
 CUSIP Number:  501862106

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For period ended:	March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________

PART I—REGISTRANT INFORMATION

Full Name of Registrant:	Li3 Energy, Inc.

Former Name if Applicable:	n/a

Address of Principal Executive Office:	Av. Pardo y Aliaga 699 Of. 802

City, State and Zip Code:	San Isidro, Lima, Peru

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “Report”) by the prescribed date of May 16, 2011, because certain financial technical presentation matters could not be finalized within the prescribed time period without unreasonable effort or expense.  The registrant intends to file the Report within the period specified by Rule 12b-25(b)(2)(ii).

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Barrett S. DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes                      ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes                      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Three Months Ended March 31, 2011 Compared with Three Months Ended March 31, 2010

Revenues

We had no revenues during the three months ended March 31, 2011 and 2010, respectively.

Exploration expenses

During the three months ended March 31, 2011 and 2010, we incurred exploration expenses of $0 and $506,423, respectively.

General and administrative expenses

During the three months ended March 31, 2011 and 2010, we incurred general and administrative expenses of $1,591,825 and $1,717,504 respectively.

Other income (expense)

Other expense for the three months ended March 31, 2011, was $11,946,505 compared to other expense of $4,019,413 for the three months ended March 31, 2010, and increased primarily due to our recognition, during the three months ended March 31, 2011, of an increase in the change in the fair value of the derivative liability related to our outstanding warrant instruments of $8,999,382, compared to an increase in the change in fair value of the derivative liability of $4,020,079 for the three months ended March 31, 2010.

Nine Months Ended March 31, 2011 Compared with Nine Months Ended March 31, 2010

Revenues

We had no revenues during the nine months ended March 31, 2011 and 2010, respectively.

Mineral rights impairment expense

During the nine months ended March 31, 2011 and 2010, we incurred impairment expenses of $4,070,000 and $0, respectively.

Exploration expenses

During the nine months ended March 31, 2011 and 2010, we incurred exploration expenses of $309,286 and $506,423, respectively.

General and administrative expenses

During the nine months ended March 31, 2011 and 2010, we incurred general and administrative expenses of $4,402,398 and $2,434,922, respectively.

Other income (expense)

Other expense for the nine months ended March 31, 2011, was $12,362,048 compared to other expense of $4,566,892 for the nine months ended March 31, 2010.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

Li3 Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:	May 17, 2011	By:	/s/ Luis Saenz
Name: Luis Saenz
Title: Chief Executive Officer